UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 2010

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                          [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Avenue SE
                           Cedar Rapids IA 52401

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized to
submit it, that all information contained herein is true, correct and complete,
and that it is understood that all required items, statements, schedules, lists, and
tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Kevin W. Helbing
Title: Controller
Phone: 319 286-2533

Signature, Place and Date of Signing:

/s/ Kevin W. Helbing_____ Cedar Rapids,   IA   10/26/2010
Kevin W. Helbing

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting
manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report,
and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for
this reporting manager are reported in this report and a portion are
reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 59

Form 13F Information Table Value Total: $ 132,821 (in thousands)

List of Other Included Managers: NONE

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	SOLE	SHARED	NONE
AT&T Inc	Common	00206R-10-2	2,864	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824-10-0	10,709	205,000	SH		Sole		205,000		
Agilysys Inc	Common	00847J-10-5	1,373	211,187	SH		Sole		211,187		
Alliant Energy Corporation	Common	018802-10-8	4,445	122,200	SH		Sole		122,200		
American Strategic Inc Port II	Common	030099-10-5	255	25,420	SH		Sole		25,420		
BCE Inc	Common	05534B-76-0	480	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E-10-6	747	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505-10-4	1,833	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437-10-5	997	31,400	SH		Sole		31,400		
Boeing Company	Common	097023-10-5	4,990	75,000	SH		Sole		75,000		
CF Industral Inc Holdings	Common	125269-10-0	291	3,046	SH		Sole		3,046		
CIT Group Inc	Common	125581-80-1	2,248	55,065	SH		Sole		55,065		
Cincinnati Financial Corp	Common	172062-10-1	9,231	320,276	SH		Sole		320,276		
ConocoPhillips	Common	20825C-10-4	578	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021-10-6	7,082	78,180	SH		Sole		78,180		
Dean Foods Company	Common	242370-10-4	82	8,000	SH		Sole		8,000		
Deere & Company	Common	244199-10-5	1,396	20,000	SH		Sole		20,000		
Del Monte Foods Co	Common	24522P-10-3	263	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543-10-3	4,670	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C-10-5	2,626	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011-10-4	664	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G-10-2	2,471	40,000	SH		Sole		40,000		
Federal-Mogul Corporation	Common	313549-40-4	727	38,457	SH		Sole		38,457		
Fidelity National Information	Common	31620M-10-6	265	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R-10-5	349	22,201	SH		Sole		22,201		
Frontier Communications Corp	Common	35906A-10-8	110	13,439	SH		Sole		13,439		
Arthur J Gallagher & Co	Common	363576-10-9	272	10,321	SH		Sole		10,321		
General Electric Company	Common	369604-10-3	4,471	275,000	SH		Sole		275,000		
H J Heinz Company	Common	423074-10-3	2,132	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516-10-6	1,538	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060-10-0	912	16,000	SH		Sole		16,000		
Intel Corporation	Common	458140-10-0	768	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H-10-0	2,197	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160-10-4	1,860	30,000	SH		Sole		30,000		
Medtronic Inc	Common	585055-10-6	840	25,000	SH		Sole		25,000		
Merck & Co Inc	Common	58933Y-10-5	212	5,767	SH		Sole		5,767		
Mirant Corporation	Common	60467R-10-0	282	28,342	SH		Sole		28,342		
Newell Rubbermaid Inc	Common	651229-10-6	814	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086-10-7	1,832	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223-10-4	3,528	254,690	SH		Sole		254,690		
PepsiCo Inc	Common	713448-10-8	1,328	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081-10-3	688	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078-10-0	242	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718-10-9	4,559	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263-10-5	851	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A-10-4	751	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259-20-6	2,412	40,000	SH		Sole		40,000		
Schlumberger Limited	Common	806857-10-8	1,848	30,000	SH		Sole		30,000		
Spectra Energy Corporation	Common	847560-10-9	2,121	94,096	SH		Sole		94,096		
Treehouse Foods Inc	Common	89469A-10-4	445	9,652	SH		Sole		9,652		
UAL Corporation	Common	902549-80-7	1	51	SH		Sole		51		
U S Bancorp	Common	902973-30-4	15,518	717,784	SH		Sole		717,784		
Vectren Corporation	Common	92240G-10-1	691	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V-10-4	1,824	55,997	SH		Sole		55,997		
Wells Fargo & Company	Common	949746-10-1	6,282	250,086	SH		Sole		250,086		
Windstream Corporation	Common	97381W-10-4	159	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W-10-8	7,471	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B-10-0	2,067	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185-10-6	159	9,189	SH		Sole		9,189		

| Report Summary | Data Records 59 | | 132,821 | | | 0 other managers on whose behalf report is filed | | | | | |